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                                 EXHIBIT (a)(7)

                              Form of Press Release
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                       ESCALADE ANNOUNCES TENDER OFFER FOR
                           SHARES OF ITS COMMON STOCK


     Evansville, IN, November 3, 1997, -- Escalade, Incorporated, a diversified company engaged in the manufacture and sale of sporting goods and office and graphic arts products, announced today that it will commence a Dutch Auction tender offer to purchase for cash up to 1,000,000 shares, or approximately 31.9% of its issued and outstanding Common Stock. The tender offer begins Monday, November 3rd and will expire, unless extended, at 5:00 p.m. (Eastern time) on Friday, December 5, 1997.

     Terms of the Dutch Auction tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal, pursuant to which the offer is being made, include a purchase price not less than $11.00 nor more than $14.00 per share, net to the seller in cash, without interest thereon. The Company has retained NatCity Investments, Inc. to act as its dealer manager for the tender offer. Bank One, Indianapolis, N.A. has agreed to finance the repurchase of up to 1,000,000 shares under the tender offer, and additional open market purchases, in an aggregate amount not to exceed $15,000,000.

     In a Dutch Auction, the Company sets a price range, and holders have an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the Company will determine a single per share price to be paid for each share purchased, taking into consideration the number of shares tendered and the prices specified by tendering stockholders. If the tender offer is oversubscribed, only shares validly tendered at or below the purchase price determined by the Company will be eligible for proration. The Company reserves the right to purchase more than 1,000,000 shares pursuant to the tender offer, but does not currently plan to do so. The tender offer is not conditioned on any minimum number of shares being tendered.

     On October 31, 1997, the last full Nasdaq National Market trading day prior to the announcement of the tender offer, the closing price of the Common stock was $11.63 per share. As of October 31, 1997, the Company had issued and outstanding 3,130,613 shares of Common stock. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to stockholders of record of its Common stock and will also be made available for distribution to beneficial owners of Common stock.

     Chairman of the Board Robert E. Griffin commented on the offer saying, "We believe this is a good investment for the Company that will enhance stockholder value. Throughout 1997, the Board of Directors has evaluated various strategic transactions that would enhance stockholder value and liquidity, and believes that a Dutch Auction tender offer is the best mechanism to further these objectives at the current time. The Board is continuing to explore additional opportunities, including a preliminary investigation of the potential operational and value-enhancing impact of a divestiture of all or part of Escalade's sporting goods operations. However, no definitive decisions have been made in this regard nor have any offers been solicited or received to date."